October 30, 2015 VIA EDGAR	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010 Attention: Mr. Russell Mancuso, Branch Chief	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Pericom Semiconductor Corporation
Amendment No. 2 to Preliminary Proxy on Schedule 14A
Filed October 26, 2015
File No. 000-27026

Dear Mr. Mancuso:

We are writing on behalf of Pericom Semiconductor Corporation (“Pericom”). Attached as Exhibit A hereto, please find changes to the section entitled “WHERE YOU CAN FIND MORE INFORMATION” of Amendment No. 2 to Pericom’s preliminary proxy statement on Schedule 14A, filed with the SEC on October 26, 2015, which we propose be incorporated into Pericom’s definitive proxy statement.

If you have any questions or require any further information regarding the matters contained in this letter, please feel free to contact me at (650) 463-3060 or tad.freese@lw.com.

Very truly yours,

/s/ Tad Freese
Tad Freese of LATHAM & WATKINS LLP

cc:	Alex Hui, Pericom Semiconductor Corporation

EXHIBIT A

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and therefore file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website, located at www.sec.gov, that contains reports, proxy statements and other information regarding us and other registrants that file electronically with the SEC.

Statements contained in this proxy statement, or in any document incorporated by reference in this proxy statement, regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows us to “incorporate by reference” into this proxy statement documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement, and later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below (which are also being mailed to shareholders with this proxy statement) and any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and before the date of the special meeting:

•	our Annual Report on Form 10-K for the fiscal year ended June 27, 2015 filed with the SEC on September 1, 2015, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on October 14, 2015; and

•	our Current Reports on Forms 8-K filed with the SEC on September 3, 2015, October 16, 2015 and October 26, 2015.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference into this proxy statement. Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of proxy statements and any of the documents incorporated by reference in this document or other information concerning us, without charge, by written request to Pericom Semiconductor Corporation (Attn: Investor Relations, 1545 Barber Lane, Milpitas, California 95035), or Mackenzie Partners, Inc. (at the address or phone number listed below), or through the Investors section of our website, www.pericom.com, or from the SEC through the SEC website at the address provided above. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. If you have questions about the special meeting or the Merger with Diodes Incorporated after reading this proxy statement, or if you would like additional copies of this proxy statement or the proxy card, please contact our proxy solicitor at:

Toll-free: (800) 322-2885

Collect: (212) 929-5500

Email: proxy@mackenziepartners.com

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED            , 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.